SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 6, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, May 6, 2015

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2015 (1Q15), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with the international accounting norms issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments herein refer to the Company’s consolidated results of the first quarter of 2015 (1Q15) and comparisons refer to the fourth quarter of 2014 (4Q14) and to the first quarter of 2014 (1Q14), unless otherwise stated. On March 31, 2015, the Real/US Dollar exchange rate was R$3.208.

Executive Summary

Highlights	1Q14	4Q14	1Q15	1Q15 x 1Q14 (Change)	1Q15 x 4Q14 (Change)
Consolidated Net Revenue (R$ MM)	4,371	3,820	4,010	-8%	5%
Consolidated Gross Profit (R$ MM)	1,336	921	985	-26%	7%
Adjusted EBITDA (R$ MM)	1,440	1,010	911	-37%	-10%
Total Sales (thousand t)
Steel	1,388	1,253	1,407	1%	12%
- Domestic Market	73%	69%	63%	-10 p.p.	-6 p.p.
- Overseas Subsidiaries	25%	26%	34%	9 p.p.	8 p.p.
- Exports	2%	5%	3%	1 p.p.	-2 p.p.
- Iron Ore	6,385	7,543	5,442	-15%	-28%
- Domestic Market	1%	0%	1%	0 p.p.	1 p.p.
- Exports	99%	100%	99%	0 p.p.	-1 p.p.
Adjusted Net Debt (R$ MM)	15,792	18,908	19,979	27%	6%
Adjusted Cash Position	12,889	12,075	12,251	-5%	1%
Net Debt / Adjusted EBITDA	2.66x	4.0x	4.76x	2.1x	0.8x
Iron ore sales volumes include 100% of the stake in NAMISA.

At the close of 1Q15

•    BM&FBovespa (CSNA3): R$5.43/share

•    NYSE (SID): US$1.68/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,387,524,047

•    Market Cap BM&FBovespa: R$7.53 billion

•    Market Cap NYSE: US$2.33 billion

Investor Relations Team

•   IR Executive Officer: David Salama (11) 3049-7588

•   IR Manager: Claudio Pontes - (11) 3049-7592

•   Specialist: Ana Rayes - (11) 3049-7585

•   Senior Analyst: Rodrigo Bonsaver – (11) 3049-7593

invrel@csn.com.br

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Economic Scenario

Global economic activity is showing gradual signs of a recovery. The U.S. economy continues to grow moderately, while most of the European countries managed to reverse in 2014, the shrinkage of recent years.  The emerging economies, however, have been presenting a slower growth pace.

The global Purchasing Managers Index (PMI) closed March at 53.5 points. The IMF expects global GDP growth of 3.5% this year and 3.7% in 2016.

USA

The U.S. activity indicators are pointing to a moderate economic growth. GDP growth of 0.2% in 1Q15 was negatively impacted by the rigorous winter and port strikes on the west coast, which jeopardized exports. The FED estimates 2015 GDP growth of between 2.3% and 2.7%.

Although industrial production fell by 0.6% in March over February, the 12-month figure moved up by 2.0%, with installed capacity use of 78.4%.

Unemployment fell to 5.5% in March, 1.1 p.p. down on the same month last year and within the 5.2% to 5.5% band considered by most of the FOMC (the FED’s Monetary Policy Committee) to be full employment.

In the 12 months through March, the Consumer Price Index dipped by 0.2%, well below the FOMC’s target of 2% p.a.

Given this scenario, at its last meeting in April the FOMC deemed it appropriate to maintain interest rates at between 0 and 0.25% until the labor market improves and inflation converges towards the 2% p.a. target.

Europe

The Eurozone is showing signs of a recovery in activity, with the adoption of an expansionist monetary policy by the ECB. The block’s compound PMI reached 54.0 points in March 2015, versus 53.3 points in February, while industrial production increased by 1.1% in February over previous month.

According to Eurostat, unemployment rate was 11.3% in March 2015, flat over the previous month, but below the 11.7% recorded in March of last year. Of the member nations, Germany posted the lowest rate, with 4.7%, while Greece and Spain had the highest, with 25.7% and 23%, respectively.

Also according to Eurostat, retail sales fell by 0.2% in February 2015 over January but moved up by 3% year-on-year.

In the UK, manufacturing PMI closed March at 54.4 points, the highest figure for the last eight months. According to the British Treasury, the consensus of estimates points to GDP growth of 2.7% in 2015. The consumer price index edged up by 0.3% in 1Q15 over 1Q14.

Asia

China has been showing signs of a slowdown in growth. Preliminary figures from the Chinese Bureau of Statistics indicate GDP expansion of 7.0% in 1Q15, versus 7.4% in 1Q14, but still within the target defined by the government. Manufacturing PMI, disclosed by HSBC, has been signaling a deterioration in economic conditions since December 2014 and closed March at 49.6 points.

The growth rate of Investments in fixed assets fell from 17.6% in 1Q14 to 13.5% in 1Q15, while industrial production growth of 5.6% in the 12 months through March 2015 was below the average of 7.9% recorded in the previous 12 months.

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The deceleration in the construction industry was even more apparent. According to the National Bureau of Statistics, sector investments increased by 8.5% in 1Q15, close to half the 16.8% recorded in 1Q14.

Given this scenario, the Chinese government once again reduced the reserve requirements rate by 1 p.p. and further monetary and fiscal stimuli are expected ahead.

Japan continued to stage a moderate recovery. Manufacturing PMI fell to 50.3 points in March 2015 from 51.6 points in the previous month, while retail sales declined from 1.3% in January 2015 over December 2014. Despite the government measures to stimulate the economy, inflation remained below the target of 2% p.a. determined by the Japanese Central Bank, whose Monetary Policy Committee estimates GDP growth of between 1.5% and 2.1% in 2015.

Brazil

Against a background of political uncertainty, Brazil’s economy slowed, accompanied by increased inflation, higher interest rates and the depreciation of the currency.

GDP in 2014 remained virtually flat over the previous year, while in the 12 months through February 2015, the seasonally-adjusted Central Bank Economic Activity Index (IBC-Br) fell by 0.6%.

According to a survey by the CNI (National Confederation of Industry), industrial production fell in March, with the index closing at 48.2 points, under 50 points.

The Central Bank’s FOCUS report estimates GDP shrinkage of 1.18% in 2015, followed by growth of 1.0% in 2016.

Inflation measured by the IPCA consumer price index increased by 1.32% in March, giving 8.13% in 12 months, above the ceiling of the inflationary target defined by the Monetary Policy Committee (COPOM). As a result, the COPOM has been maintaining a restrictive monetary policy, raising the Selic benchmark interest rate by 0.5 p.p. to 13.25% p.a. at its last meeting in April. The FOCUS report expects 2015 inflation of 8.26%, with a Selic of 13.50% at year-end.

On the foreign exchange front, the dollar appreciated by 20.8% against the real in 1Q15, closing March at R$3.208.

Macroeconomic Projections

	2015	2016
IPCA (%)	8.26	5.60
Commercial dollar (final) – R$	3.20	3.30
SELIC (final - %)	13.50	11.50
GDP (%)	-1.18	1.00
Industrial Production (%)	-2.50	1.50

Source: FOCUS BACEN                       Base: April 30, 2015

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Net Revenue

Consolidated net revenue totaled R$4,010 million in 1Q15, 5.0% up on the previous quarter, chiefly due to higher net revenue from the steel segment, which offset the reduction in revenue from the mining segment.

Cost of Goods Sold (COGS)

In 1Q15, consolidated COGS came to R$3,025 million, 4% more than in 4Q14, mainly due to lower steel product sales volume.

Gross Profit

Gross profit totaled R$985 million in 1Q15, 7% up on the previous three months, primarily due to the gross profit from the steel segment.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$411 million in 1Q15, 9% down on the R$450 million recorded in 4Q14, mainly due to lower expenses with iron ore freight, given the Company’s sales strategy.

Other Operating Expenses (Revenues) amounted to R$214 million in 1Q15, 28% less than the R$295 million posted in quarter before, basically due to the non-recurring negative impact of R$133 million in 4Q14, related to the reclassification of accrued losses from investments in shares recorded as available for sale, partially offset by the addition of tax provisions of R$34 million in 1Q15.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses).

Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI.

Adjusted EBITDA totaled R$911 million in 1Q15, 10% down on 4Q14, basically due to the EBITDA from the steel and mining segments. The adjusted EBITDA margin EBITDA came to 22%, 3 p.p. down on the previous quarter.

Equity Result

The 1Q15 equity result totaled R$398 million, 62%, or R$152 million more than in 4Q14, essentially due to the positive result from the joint controlled entity, Namisa.

Financial Result and Net Debt

The 1Q15 net financial result was negative by R$870 million, chiefly due to the following factors:

•         Interest on loans and financing totaling R$803 million;

•         Expenses of R$11 million with the monetary restatement of tax installments;

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•         Other financial expenses totaling R$47 million;

•         Monetary and exchange variations amounting to R$65 million;

These negative effects were partially offset by consolidated financial revenues of R$56 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

On March 31, 2015, consolidated net debt came to R$20.0 billion, R$1.1 billion more than the R$18.9 billion recorded at the end of 4Q14, mainly due to:

•         Dividend payments of R$0.5 billion;

•         Investments of R$0.4 billion in fixed assets;

•         A R$0.7 billion effect related to the cost of debt;

•         Net foreign exchange variation of R$0.4 billion.

These effects were partially offset by 1Q15 EBITDA of R$0.9 billion.

The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the first quarter at 4.8x, 0.8x up on the ratio recorded at the end of the previous quarter.

Net Income

CSN posted consolidated net income of R$392 million in 1Q15, R$325 million higher than in 4Q14, primarily due to the upturn in gross profit, reduced operating expenses, the improved equity result and the timing difference between the tax and accounting treatment of the foreign exchange variation.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the latter’s partial spin-off at the end of 2013, and the consequent entry into effect of the new shareholders’ agreement.

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CSN invested R$407 million in 1Q15, allocated as follows:

✓ Mining: R$123 million;

✓ Steel: R$121 million;

✓ Cement: R$90 million;

✓ Logistics: R$73 million.

Working Capital

At the close of 1Q15, working capital allocated to the Company’s businesses totaled R$2.65 billion, very close to the end-of-2014 figure, given that the increase in accounts receivable and the reduction in the suppliers line were virtually offset by the reduction in inventories, due to the sending of finished products to the subsidiaries abroad and the upturn in taxes payable. The inventory turnover period narrowed by 11 days, offsetting the 5-day increase in the average receivables period and the 6-day reduction in the average supplier payment period.

WORKING CAPITAL (R$ MM)	1Q14	4Q14	1Q15	Change 1Q15 x 4Q14	Change 1Q15 x 1Q14
Assets	4,126	5,006	5,153	147	1,027
Accounts Receivable	1,621	1,651	1,901	250	280
Inventory (*)	2,415	3,296	3,115	-181	700
Advances to Taxes	89	59	137	78	48
Liabilities	1,616	2,373	2,499	126	883
Suppliers	1,105	1,672	1,589	-83	484
Salaries and Social Contribution	196	340	374	34	178
Taxes Payable	286	338	512	174	226
Advances from Clients	30	23	24	1	-5
Working Capital	2,510	2,633	2,654	22	145

TURNOVER RATIO Average Periods	1Q14	4Q14	1Q15	Change 1Q15 x 4Q14	Change 1Q15 x 1Q14
Receivables	28	31	36	5	8
Supplier Payment	33	53	47	-6	14
Inventory Turnover	72	104	93	-11	21
Cash Conversion Cycle	67	82	82	0	15
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Usina Presidente Vargas	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	-MRS	Arcos	Itasa
Paraná	Tecar	-FTL
LLC	ERSA
Lusosider
Prada (Distribution and		Port:
Packaging)		-Sepetiba Tecon
Metalic
Long Steel (UPV)
SWT

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The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net Revenue by Segment – 1Q15 (R$ million)

Adjusted EBITDA by Segment – 1Q15 (R$ million)

Results by Segment

R$ million								1Q15
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,123	658	47	251	64	101	(233)	4,010
Domestic Market	2,011	38	47	251	64	101	(271)	2,241
Foreign Market	1,112	620					38	1,769
Cost of Goods Sold	(2,366)	(567)	(31)	(180)	(47)	(67)	231	(3,026)
Gross Profit	758	91	16	71	17	34	(2)	985
Selling, General and Administrative Expenses	(232)	(21)	(6)	(23)	(6)	(15)	(108)	(411)
Depreciation	158	86	3	45	4	9	(41)	264
Proportional EBITDA of Jointly Controlled Companies							73	73
Adjusted EBITDA	683	156	13	93	15	28	(78)	911

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R$ million								4Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,734	831	56	267	76	109	(254)	3,820
Domestic Market	1,971	54	56	267	76	109	(286)	2,247
Foreign Market	763	777	-	-	-	-	32	1,573
Cost of Goods Sold	(2,021)	(734)	(40)	(173)	(47)	(72)	187	(2,899)
Gross Profit	714	98	16	95	29	37	(67)	921
Selling, General and Administrative Expenses	(192)	(12)	(6)	(38)	(5)	(17)	(181)	(450)
Depreciation	201	113	3	49	4	10	(43)	338
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	202	202
Adjusted EBITDA	723	199	13	106	28	30	(89)	1,010

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 400 million tonnes in 1Q15, 1.8% less than in the same period last year, with China, responsible for 200 million tonnes, recording a 1.7% downturn. Existing global capacity use fell by 1 p.p. in March/2015 over the close of 2014 to 71.6%.

The WSA expects apparent steel consumption to edge up by 0.5% worldwide in 2015 and dip by 0.5% in China.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.4 million tonnes in 1Q15, 0.7% up on 1Q14, while rolled flat output totaled 6.6 million tonnes, up by 4.4% in the same period last year.

Apparent domestic steel product consumption amounted to 6.1 million tonnes in 1Q15, 2.7% less than in 1Q14, while sales of rolled flat and long steel, both produced in the country totaled 5.1 million tonnes, down by 5.1% over 1Q14.

On the other hand, imports of long and flat steel came to 1.0 million tonnes in 1Q15, 13% more than in 1Q14, while exports climbed by 39% to 2.8 million tonnes.

The IABr estimates domestic sales of 19.1 million tonnes, 8% less than in 2014, accompanied by a 8% decline in apparent consumption to 22.7 million tonnes. On the other hand, imports are expected to fall by 6% to 3.6 million tonnes, with exports increasing by 38% to 13.5 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 663,000 units in 1Q15, 16% down on 1Q14, while domestic sales in 1Q15 came to 674,000 units, down by 17% in the same period last year, reflecting the slowdown in domestic economic activity. Also according to ANFAVEA, exports amounted to 79,000 units in 1Q15, up by 6% over the same quarter last year.

FENABRAVE (the Vehicle Distributors’ Association), on the other hand, estimated a 15% year-on-year reduction in sales in 1Q15, led by the truck segment with a decline of 36%.

ANFAVEA expects vehicle production and sales to fall by 10% and 13%, respectively, in 2015, accompanied by a 1% upturn in exports.

Construction

According to SECOVI (the São Paulo Residential Builders’ Association), new residential real estate launches in the city of São Paulo totaled 1,418 units in the first two months of 2015, 4.8% up on the 1,353 units recorded in the same period last year. In the 12 months through February 2015, however, there was a 1% year-on-year reduction to 31,679 units.

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According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of building materials fell by 8.8% in 1Q15 over 1Q14, reflecting reduced building activity in the real estate and infrastructure areas. The Association expects sales to inch up by 1% in 2015.

Home Appliances

Production by the home appliance industry fell by 10% in the first two months of 2015 over the same period the year before, due to the reduced pace of economic activity.

Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association) expects a 15% decline in the sale of stoves, automatic washing machines and refrigerators in 1Q15.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), flat steel purchases by distributors in 1Q15 totaled 1.0 million tonnes, 6.1% down year-on-year.

Domestic sales by the associated network came to 982,000 tonnes, 16% less than in 1Q14. On the other hand, inventories closed March at 1.1 million tonnes, 1.8% up on the previous month and representing 3.2 months of sales.

INDA expects domestic flat steel sales by distributors to fall by 5% in 2015.

Sales Volume

CSN sold 1.4 million tonnes of steel in 1Q15, 12% up on 4Q14. Of this total, 63% went to the domestic market, 34% were sold by overseas subsidiaries and 3% went to exports.

Domestic Sales Volume

Domestic steel sales totaled 881,000 tonnes in 1Q15, 2% more than in 4Q14.

Foreign Sales Volume

Foreign steel sales amounted to 526,000 tonnes in 1Q15, 36% up on the previous three months. Of this total, the overseas subsidiaries sold 476,000 tonnes, 212,000 tonnes of which by SWT, 84,000 tonnes by Lusosider and 180,000 tonnes by LLC, continuing with the Company’s strategy begun in 4Q14 of increasing its sales abroad. Direct exports came to 50,000 tonnes in 1Q15.

Prices

Net revenue per tonne averaged R$2,162 in 1Q15, 1% higher than the 4Q14 average.

Net Revenue

Net revenue from steel operations totaled R$3,123 million, a 14% improvement over 4Q14, chiefly due to the upturn in sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS came to R$2,366 million in 1Q15, 17% up on the previous quarter, also mainly due to the increase in sales volume.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$683 million in 1Q15, with an adjusted EBITDA margin of 22%.

Production (Parent Company)

The Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel in 1Q15, 5% more than in 4Q14, while consumption of slabs purchased from third parties fell by 29% to 69,000 tonnes.

Production of rolled steel came to 1.0 million tonnes, virtually flat over the previous quarter.

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Flat Steel Production (in Thousand t)	1Q14	4Q14	1Q15	Change
				1Q15 x 1Q14	1Q15 x 4Q14
Crude Steel - P. Vargas Mill (flat steel)	1,098	1,063	1,115	2%	5%
Purchased Slabs from Third Parties	102	97	69	-32%	-29%
Total Crude Steel	1,200	1,160	1,184	-1%	2%
Total Rolled Products	1,054	1,051	1,020	-3%	-3%

Production Costs (Parent Company)

In 1Q15, the Presidente Vargas Steelworks’ total production costs came to R$1.55 billion, 3% up on 4Q14, chiefly due the R$84 million rise in expenses with reducing agents as a result of the devaluation of the real, and higher consumption of imported coke due to the revamp of the coke plants, partially offset by the R$42 million reduction in depreciation expenses as a result of the revision of the working life of fixed assets carried out at the end of 2014.

STEEL PRODUCTION COSTS (Parent Company)

Mining

Scenario

In 1Q15, prices in the seaborne iron ore market continued to fall, reaching their lowest levels since the index was created in mid-2008. On the supply side, high output from the main Australian mining companies and the resilience of the high-cost producers were chiefly responsible for the decline. On the demand side, the slowdown on the real estate sector and the reduced pace of industrial activity in China jeopardized local demand for steel, limiting steel production and iron ore consumption growth.

Given this scenario, the Platts Fe62% CFR China index averaged US$62.40/dmt in 1Q15, 16% down on the 4Q14 average. The iron ore quality premium varied between US$1.10/dmt and US$1.30/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route fell by a hefty 44% over 4Q14, averaging US$10.56/wmt.

Considering the significant drop in seaborne iron ore prices, CSN is focused on several measures to reduce its production costs, including extraction and processing of seaborne iron ore and port and freight costs, to remain among the most competitive mining companies of the world.

Brazil exported 79 million tonnes of iron ore in the first quarter, 17% down on 4Q14.

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Iron Ore Sales

Iron ore sales totaled 5.4 million tonnes1 in 1Q15, 28% less than in the previous quarter, given the optimization of the product mix. Of this total, 4.8 million tonnes came from Casa de Pedra mine and 0.6 million tonnes from Namisa1. The Tecar terminal shipped 6.3 million tonnes, while own consumption came to 1.4 million tonnes.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations came to R$658 million in 1Q15, 21% down on the quarter before, due to the decline in international iron ore prices and the reduction in sales volume, partially offset by the devaluation of the real and improvement in the product mix.

Cost of Goods Sold (COGS)

Mining COGS totaled R$567 million in 1Q15, 23% less than in 4Q14 due to the cost reduction programs implemented by the Company, lower costs with iron ore purchases from third-parties, and the reduction in sales volume.

Adjusted EBITDA

Adjusted first-quarter EBITDA came to R$156 million, 22% down on 4Q14, with an adjusted EBITDA margin of 24%, identical to the previous quarter’s figure.

Logistics

Scenario

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 969 million tonnes in 2014, 4.3% up on the year before. Bulk solids totaled 590 million tonnes and containers came to 9.3 million TEUs1, 3.7% and 4.7% more, respectively, than in 2013.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$251 million in 1Q15, COGS came to R$180 million and adjusted EBITDA amounted to R$93 million, with an adjusted EBITDA margin of 37%.

Port Logistics

In the first quarter, net revenue from port logistics came to R$47 million, COGS totaled R$31 million and adjusted EBITDA amounted to R$13 million, with an adjusted EBITDA margin of 28%.

Cement

Scenario

According to the IBGE’s Monthly Industrial Survey, Brazilian cement production in the first two months of 2015 fell by 8.9% year-on-year, chiefly due to the impacts of the slowdown in economic activity.

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Analysis of Results

In 1Q15, cement sales totaled 525,000 tonnes, 4% down on 4Q14 due to sales seasonality, but 7% up on 1Q14. Net revenue came to R$101 million and COGS amounted to R$66 million, generating adjusted EBITDA of R$28 million and an adjusted EBITDA margin of 28% in 1Q15, a 1 p.p. improvement over 4Q14.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 121 TWh in 1Q15, 0.6% down year-on-year. In 1Q15, the commercial and residential segments posted respective growth of 1.6% and 1.4%, while the industrial segment recorded a 3.9% decline.

Analysis of Results

In the first quarter, net revenue from the energy segment amounted to R$64 million and COGS totaled R$47 million, generating adjusted EBITDA of R$15 million and an adjusted EBITDA margin of 24%.

Capital Market

CSN’s shares appreciated by 5% in 1Q15, while the IBOVESPA moved up by 2% in the same period. Daily traded volume in CSN’s shares on the BM&F Bovespa averaged around R$30 million. On the NYSE, CSN’s ADRs fell by 13%, versus the Dow Jones’ 0.3% decline. On the NYSE, daily traded volume of CSN’s ADRs averaged US$5 million.

Webcast – 1Q15 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Wednesday, May 06, 2015

11:00 a.m. – Brasília time

10:00 a.m. – US EST

Phone: +1 (646) 843 6054

Conference ID: CSN

Webcast: www.csn.com.br/ir

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CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.  CSN recorded consolidated net revenue of R$16 billion in 2014.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries. Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI. Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

13

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)
	1Q14	4Q14	1Q15
Net Revenues	4,370,878	3,819,961	4,010,252
Domestic Market	2,705,706	2,247,306	2,240,781
Foreign Market	1,665,172	1,572,655	1,769,471
Cost of Goods Sold (COGS)	(3,034,529)	(2,899,300)	(3,025,533)
COGS, excluding depreciation	(2,755,065)	(2,566,894)	(2,766,657)
Depreciation allocated to COGS	(279,464)	(332,406)	(258,876)
Gross Profit	1,336,349	920,661	984,719
Gross Margin (%)	31%	24%	25%
Selling Expenses	(187,698)	(348,045)	(298,530)
General and Administrative Expenses	(100,188)	(96,814)	(106,523)
Depreciation allocated to SG&A	(5,882)	(5,386)	(5,622)
Other operation income (expense), net	(176,628)	(295,482)	(213,537)
Equity Result	(45,503)	246,471	398,478
Operational Income before Financial Results	820,450	421,405	758,985
Net Financial Results	(741,199)	(580,840)	(869,700)
Income before social contribution and income taxes	79,251	(159,435)	(110,715)
Income Tax and Social Contribution	(27,155)	226,427	502,517
Net Income	52,096	66,992	391,802

14

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
	1Q14	4Q14	1Q15
Net Revenues	3,490,453	3,352,566	3,058,032
Domestic Market	2,517,890	2,002,832	2,070,084
Foreign Market	972,563	1,349,734	987,948
Cost of Goods Sold (COGS)	(2,311,229)	(2,497,483)	(2,189,432)
COGS, excluding depreciation	(2,080,668)	(2,225,262)	(1,987,020)
Depreciation allocated to COGS	(230,561)	(272,221)	(202,412)
Gross Profit	1,179,224	855,083	868,600
Gross Margin (%)	34%	26%	28%
Selling Expenses	(95,690)	(128,768)	(144,140)
General and Administrative Expenses	(80,450)	(78,485)	(82,425)
Depreciation allocated to SG&A	(4,100)	(3,747)	(3,917)
Other operation income (expense), net	(161,411)	(277,514)	(198,038)
Equity Result	(291,125)	627,236	1,442,550
Operational Income before Financial Results	546,448	993,805	1,882,630
Net Financial Results	(578,827)	(1,241,698)	(2,028,355)
Income before social contribution and income taxes	(32,379)	(247,893)	(145,725)
Income Tax and Social Contribution	87,713	315,731	537,781
Net Income	55,334	67,838	392,056

15

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	31/12/2014	31/03/2015	31/12/2014	31/03/2015
Current Assets	15,935,502	16,314,338	8,692,821	8,992,823
Cash and Cash Equivalents	8,686,021	9,070,785	3,146,393	3,224,062
Trade Accounts Receivable	1,753,056	2,009,697	1,604,498	1,800,733
Inventory	4,122,122	3,958,557	3,036,799	2,898,813
Other Current Assets	1,374,303	1,275,299	905,131	1,069,215
Non-Current Assets	33,831,598	35,254,107	40,906,646	43,251,323
Long-Term Assets	3,598,352	4,257,164	3,509,307	4,130,590
Investments	13,665,453	14,250,403	24,199,129	25,822,983
Property, Plant and Equipment	15,624,140	15,782,164	13,109,294	13,210,550
Intangible	943,653	964,376	88,916	87,200
TOTAL ASSETS	49,767,100	51,568,445	49,599,467	52,244,146
Current Liabilities	6,362,938	5,522,042	5,630,365	5,994,558
Payroll and Related Taxes	219,740	214,427	165,718	156,972
Suppliers	1,638,505	1,555,728	1,390,311	1,296,621
Taxes Payable	318,675	483,542	86,920	207,734
Loans and Financing	2,790,524	1,745,801	2,720,235	2,964,796
Others	845,109	890,958	803,597	824,288
Provision for Tax, Social Security, Labor and Civil Risks	550,385	631,586	463,584	544,147
Non-Current Liabilities	37,669,187	39,841,003	38,272,634	40,082,441
Loans, Financing and Debentures	27,092,855	29,375,089	26,369,912	28,460,278
Deferred Income Tax and Social Contribution	238,892	246,022	-	-
Others	9,315,363	9,154,978	9,818,512	9,668,815
Provision for Tax, Social Security, Labor and Civil Risks	195,783	239,412	174,649	219,432
Other Provisions	826,294	825,502	1,909,561	1,733,916
Shareholders' Equity	5,734,975	6,205,400	5,696,468	6,167,147
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	1,131,298	846,908	1,131,298	846,908
Retained Earnings	-	392,056	-	392,056
Other Comprehensive Income	25,140	388,153	25,140	388,153
Non-Controlling Shareholders' Interests	38,507	38,253	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,767,100	51,568,445	49,599,467	52,244,146

16

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$
	4Q14	1Q15
Cash Flow from Operating Activities	587,953	1,642,006
(Net Losses) / Net income attributable to controlling shareholders	67,838	392,056
Non-Controlling Shareholders results	(846)	(254)
Provision for financial expenses	715,851	798,408
Depreciation, exhaustion and amortization	346,930	273,502
Equity Result	(246,471)	(398,478)
Deferred Taxes	(346,991)	(716,476)
Foreign exchange and monetary variations, net	999,984	1,767,227
Result from derivative financial instruments	3,474	1,125
Impairment of available for sale securities	132,896	8,417
Write-off of permanent assets	2,297	3,985
Provisions	48,531	139,020
Working Capital	(1,135,540)	(626,526)
Accounts Receivable	(226,750)	(190,889)
Trade Receivables – Related Parties	2,044	(9,701)
Inventory	(147,264)	190,195
Receivables from related parties	(645)	-
Judicial Deposits	237,388	(5,535)
Dividend received from common related parties	29,868	-
Suppliers	173,332	(118,373)
Taxes and Contributions	(599,542)	206,781
Interest Expenses	(639,480)	(724,605)
Others	35,509	25,601
Cash Flow from Investment Activities	(417,883)	413,490
Fixed Assets/Intangible	(556,433)	(338,131)
Capital reduction subsidiary or joint venture	-	466,758
Derivative transactions	150,277	304,401
Related parties loans	(9,393)	-
Loans / Receive loans - related parties	-	(11,863)
Financial Investments	(2,334)	(7,675)
Cash Flow from Financing Companies	(124,283)	(1,852,855)
Issuances	267,942	391,156
Amortizations	(66,227)	(1,597,317)
Amortizations – Related Parties	(46,585)	-
Dividends/Interest on equity	(4)	(549,829)
Treasury Stocks	(162,916)	(9,390)
Bond Buyback	(116,493)	(87,475)
Foreign Exchange Variation on Cash and Cash Equivalents	(331,128)	182,123
Free Cash Flow	(285,341)	384,764

17

Sales Volume - Steel (thousand t)

CONSOLIDATED	1Q14	4Q14	1Q15
Domestic Market	1,012	867	881
Flat Steel	1,006	837	847
Slabs	1	3	4
Hot Rolled	426	336	358
Cold Rolled	178	166	154
Galvanized	300	226	237
Tin Plates	102	105	94
Long Steel	6	30	34

Foreing Market	377	386	526
Flat Steel	167	213	314
Slabs	-	-	-
Hot Rolled	5	39	57
Cold Rolled	19	15	62
Galvanized	121	123	166
Tin Plates	23	35	29
Long Steel (profiles)	209	173	212

Total Market	1,388	1,253	1,407
Flat Steel	1,173	1,050	1,161
Slabs	1	3	4
Hot Rolled	430	376	415
Cold Rolled	197	181	215
Galvanized	420	349	403
Tin Plates	124	141	124
Long Steel	216	203	246

PARENT COMPANY	1Q14	4Q14	1Q15
Domestic Market	1,138	948	989
Flat Steel	1,132	918	955
Slabs	1	3	4
Hot Rolled	489	371	399
Cold Rolled	201	178	175
Galvanized	341	257	279
Tin Plates	100	109	98
Long Steel	5	30	34

Foreing Market	26	365	186
Flat Steel	26	365	186
Slabs	-	-	-
Hot Rolled	-	216	77
Cold Rolled	2	58	36
Galvanized	1	56	43
Tin Plates	23	35	29
Long Steel (profiles)	-	-	-

Total Market	1,164	1,313	1,174
Flat Steel	1,158	1,283	1,140
Slabs	1	3	4
Hot Rolled	489	587	476
Cold Rolled	203	235	211
Galvanized	343	314	322
Tin Plates	122	145	127
Long Steel	5	30	34

Net Revenue Per Unit
	1Q14	4Q14	1Q15
(R$ / t)	2,216	2,134	2,162

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.